Exhibit 23.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Cloudbreak Health, LLC

We hereby consent to the use in the joint proxy statement/prospectus constituting a part of this Amended Registration Statement of our report dated December 24, 2020, relating to the consolidated financial statements of Cloudbreak Health, LLC and Subsidiaries (the “Company”) as of and for the year ended December 31, 2019, which is contained in that proxy statement/prospectus. Our report contains explanatory paragraphs regarding change in accounting principles and correction of certain misstatements.

We also consent to the reference to us under the caption “Experts” in the joint proxy statement/prospectus.

/s/ Hall & Company Certified Public Accountants & Consultants, Inc.
Hall & Company Certified Public Accountants & Consultants, Inc. Irvine, CA May 6, 2021